Exhibit 99.3

The Board of Directors of The Toronto-Dominion Bank
Board Charter

~ ~ Supervising the Management of the Business and Affairs of the Bank ~ ~

Our Main Responsibilities:

We provide the supervision necessary for:

1.	Disclosure of Reliable and Timely Information to Shareholders
– the shareholders depend on us to get them the right information

2.	Approval of Strategy and Major Policy Decisions of the Bank
– we must understand and approve where the Bank is going, be kept current on its progress towards those objectives and be part of and approve any major decisions

3.	Evaluation, Compensation and Succession for Key Management Roles
– we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage the Bank’s long-term success

4.	Oversight of the Management of Risks and the Implementation of Internal Controls
– we must be satisfied that the assets of the Bank are protected and that there are sufficient internal checks and balances

5.	Effective Board Governance
– to excel in our duties we need to be functioning properly as a Board – strong members with the right skills and the right information

Independence is Key

The Board of Directors understands that we must be independent of the management of the Bank. To enhance our independence we have implemented the following:

•	a majority of the members of the Board are independent and all Committees are composed solely of independent directors, pursuant to the Director Independence Policy

•	the Board and its Committees may, at their election, meet independently of management at any time

•	the Board and its Committees have the authority to engage their own independent advisors

•	the non-management directors annually appoint a strong, independent Chairman with a clear mandate to provide leadership for the independent directors

•	there is a policy requiring all directors to hold Bank shares worth six times their respective annual retainer

•	the provision of high-quality information for directors – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more – it requires preparation for meetings, understanding of the issues, strength, integrity and an inquiring mind.

Posted December 2005

Our Composition

Our number shall be as provided for in the Bank’s By-laws from time to time and shall comply with the Guidelines of Board Composition established by the Corporate Governance Committee of the Bank. Each director shall possess the qualities set out in the Position Description for Directors.

We will create Committees from time to time and delegate certain functions to them as set out in their respective Charters. The Committee Charters are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environments in which the Bank operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate policies and procedures to enable the Board, its Committees and individual directors to function independently of management to the extent considered necessary or desirable by directors. The Board can retain independent professionals. Each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an independent professional. Any director can retain an independent professional with the prior approval of the Corporate Governance Committee. Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is the Board’s policy to include such a session on the agenda of each regularly-scheduled Board meeting.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each director can request such a meeting or reserved agenda item by contacting a Committee chair.

Meetings

The Board shall meet at least four times per year as required by the Bank Act (Canada), as scheduled by the Chairman of the Board in conjunction with the Chief Executive Officer and the Corporate Secretary. For regularly scheduled meetings, a draft agenda for each Board meeting and other documents for consideration are provided to all directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the directors as far in advance as practicable. A complete Board package, which includes all material for the meeting, is provided to each director at the commencement of each meeting.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

      “Tone at the Top”

The Board is responsible for setting the tone for a culture of integrity and compliance throughout the Bank and, in that regard, expects the highest level of personal and professional integrity from the Chief Executive Officer and other executive officers of the Bank. The Board is responsible for overseeing the establishment of such a culture through appropriate mechanisms, including assessing the Chief Executive Officer and other executive officers of the Bank against this expectation; and overseeing policies in respect of ethical personal and business conduct (including the Bank’s code of ethical conduct and the conflicts of interest procedures included therein).

      Strategic Planning

The Board is responsible for the strategy and fundamental goals of the Bank for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; annually approving strategic plans, which take into account, among other things, the major opportunities and risks of the Bank; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating and capital budgets, and specific requests for major capital expenditures.

      Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets of the Bank and assure its viable future. The Board is also responsible for identifying the principal risks of all aspects of the Bank’s business and ensuring the implementation of appropriate systems to manage these risks.

      Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of the Bank’s internal controls, management information systems and audit procedures, and overseeing the appropriate operation of the Bank including compliance with all applicable regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board is responsible for ensuring financial reporting and financial control systems are operating, and approving the quality and sufficiency of information provided to the directors.

      Communications Policy

The Board is responsible for establishing a communications policy for the Bank and overseeing the maintenance of effective shareholder relations through the Bank’s communications policy and programs so that accurate and timely information is disseminated to and feedback is accommodated from shareholders.

Shareholders may communicate with the independent directors through the Chairman of the Board. Instructions shall be publicly available through appropriate disclosure mechanisms, such as the Bank’s proxy circular, annul report and website.

      Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the contribution of the Board, Committees and all directors annually.

      Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of the Bank by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Bank officers. The Board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the Board, including, to the extent possible, satisfying itself as to the integrity of the Chief Executive Officer and other executive Bank officers, and as to their effectiveness in fostering a culture of integrity and compliance throughout the Bank. The Board is responsible for approving the compensation of the senior management team and the compensation policies of the Bank, including reviewing the adequacy and form of compensation of directors. The Board is responsible for developing a position description for the Board and the Chief Executive Officer, which, together with other Board approved policies and practices, should provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of the Bank to be met by the Chief Executive Officer.

      General

The Board is responsible for monitoring the effectiveness of the Bank’s corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Bank policies and performing other tasks required by law.